

Mail Stop 7010

September 14, 2007

<u>via U.S. mail and facsimile</u>

Mr. Michael J. Piechoski
Senior Vice President and Chief Financial Officer
Peter Kiewit Sons', Inc.
Kiewit Plaza
Omaha, Nebraska 68131

RE: Form 10-K for the fiscal year ended December 30, 2006
                File No. 0-23943

Dear Mr. Piechoski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief